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Stephen T. Cohen stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

February 18, 2021

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah L. O’Neal, Esq.

Re: Schwab Capital Trust (File Nos. 033-62470 and 811-07704) (the “Registrant”)

Dear Ms. O’Neal:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 207 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 208 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on December 11, 2020. PEA No. 207 was made for the purpose of registering shares of Schwab Target 2065 Fund and Schwab Target 2065 Index Fund (collectively, the “Funds”), new series of the Registrant. The SEC staff’s comments were provided by you to Michael Cirelli of Charles Schwab Investment Management, Inc. (“CSIM”) and to Stephen T. Cohen and Gary E. Brooks of Dechert LLP by telephone on January 28, 2021.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 207, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: The SEC staff notes that the “Fund fees and expenses” tables and the “Example” tables included in the filing did not incorporate the management fees and other expense information, as applicable. Please provide supplementally the figures for the “Fund fees and expenses” tables and the “Example” tables for the SEC staff’s review.

Response: The Registrant notes that the requested figures for the tables are included as Appendix A to this letter.

2.	Comment: The principal investment strategies disclosure for each Fund provides that the “fund is managed based on the specific retirement date (target date) included in its name and assumes a retirement age of 65.” Please consider incorporating the target date year of the specific fund (e.g., 2065) into this summary prospectus disclosure for clarifying purposes.

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Response: The Registrant has supplemented the referenced disclosure for the Funds and each other fund to incorporate a reference to the specific year of retirement.

3.	Comment: Please confirm that there are no arrangements or agreements in place whereby CSIM may recoup expenses from a Fund.

Response: The Registrant confirms that there are no arrangements or agreements in place whereby CSIM may recoup expenses from a Fund.

4.	Comment: Please consider incorporating disclosure in the principal investment strategies of each Fund in the summary prospectus explaining that the Fund is invested across the market capitalization spectrum through its holdings of underlying funds.

Response: The Registrant believes that each Fund’s current prospectus disclosure, including in particular, among other pertinent disclosure, the disclosure in the section titled, “The Funds’ Investments in Asset Classes and Sub-Asset Classes,” which provides specific information on each Fund’s exposure to small-, mid- and large-cap stocks, adequately conveys to investors the exposures their target date fund has to various market capitalization segments. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

5.	Comment: Please review the credit quality and maturity strategies of the underlying funds in which the Funds invest and consider whether any additional disclosure should be added to the prospectus to provide investors with additional information on these strategies and the expected level of exposure of each Fund to below investment grade or longer dated fixed income securities.

Response: The Registrant has reviewed the credit quality and maturity strategies of the underlying funds that invest in fixed income securities and believes that, in aggregate, these strategies do not represent material exposures to below investment grade or longer dated fixed income securities when considered on an aggregate basis with the other underlying funds in which the Funds invest. The Registrant notes that each Fund’s current prospectus disclosure in the section titled, “Description of the Underlying Funds” provides specific information on the principal investment strategies of the underlying funds and adequately conveys to investors that certain underlying funds may, as a part of their principal investment strategies, invest in below investment grade or longer-dated fixed income securities, and these strategies are not primary principal investment strategies for the underlying funds in which the Funds invest. The Registrant also notes that the Funds’ risk disclosure, including its “Fixed-Income Securities Risk” and “Interest Rate Risk” tiles provide investors with adequate information regarding the risks associated with the Funds’ limited exposure to below investment and longer-dated fixed income securities. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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6.	Comment: Please consider incorporating disclosure into the principal risks section of each Fund’s summary prospectus addressing the risks associated with investing in small- and mid-cap companies.

Response: The Registrant believes that its current prospectus principal risk disclosure adequately conveys the risks associated with investing in stocks with different market capitalizations. The Registrant notes in particular that the principal risks in the summary prospectus include a “Market Capitalization Risk” tile, and the principal risks in the statutory prospectus include “Small-Cap Company Risk” and “Mid-Cap Company Risk” tiles. The Registrant believes that these risk disclosures provide investors with adequate information regarding the risks associated with the Funds’ holdings of underlying funds that invest in small- and mid-cap companies. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

7.	Comment: The principal risks disclosure for each Fund provides that “you may experience losses in the fund, including losses before, at, or after the target date. There is no guarantee that the fund will be able to achieve its objective or provide adequate income at and through your retirement.” Given the importance of this disclosure in the target date fund context in particular, please consider moving this disclosure to the beginning of the principal risks section.

Response: The Registrant has made the requested change.

8.	Comment: The Registrant’s summary prospectus disclosure in the section titled, “Tax Information” provides that: “Dividends and capital gains distributions received from the fund will generally be taxable as ordinary income or capital gains, unless you are investing through an IRA, 401(k) or other tax-advantaged account.” Please consider incorporating additional disclosure explaining that IRAs, 401(k)s and other tax-advantaged accounts may be taxable upon withdrawal.

Response: The requested disclosure has been added.

* * *

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

February 18, 2021 Page 5

Appendix A—Fee Table Information